LT
SE

June 26, 2025

Trading and Markets Staff
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 47 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Trading and Markets Staff:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No. 47 to LTSE's Form 1 Application, which constitutes the annual filing required under Securities Exchange Act Rule 6a-2(b). Please note that this Amendment reflects the updates to the Form 1 Exhibits listed below.

Exhibit D Narrative Response
Addendum D-1 LTSE Group, Inc. Unaudited Financial Statements for Fiscal Year 2023
Addendum D-2 LTSE Services, Inc. Unaudited Financial Statements for Fiscal Year 2023

Exhibit I Narrative Response
Addendum I-1 LTSE Audited Financial Statements for Fiscal Year 2023

Please feel free to contact me at lisa@longtermstockexchange.com.

Thank you,

Lisa Young

Lisa Young
General Counsel
Enclosures

cc: Jill Ostergaard, Long-Term Stock Exchange, Inc.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/26/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Greenwich St, STE 1502, New York, NY 10006
3. Provide the applicant's mailing address (if different):

   25000224
4. Provide the applicant's business telephone and facsimile number:

   773-294-0392 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:

   Lisa Young (Name) General Counsel (Title) 773-294-0392 (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   n/a
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/25 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: Lisa Marie Young (Signature) Lisa Young, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month) 2025 (Year) by Jerry W Johnson (Notary Public) Notary Public, State of Texas

My Commission expires 07/28/2026 County of Tarrant State of Texas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Electronically signed and notarized online using the Proof platform.

NOTARY PUBLIC STATE OF TEXAS
Jerry W Johnson
ID NUMBER 568607-3
COMMISSION EXPIRES July 28, 2026

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	March 31, 2025
Estimated average burden hours per response.	.........30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the membe,rparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: June 26, 2025
Date as of which the information is accurate: June 26, 2025

<u>Exhibit D</u>

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 is the unaudited financial statement of LTSE Services, Inc. for the fiscal year ending 12/31/2024.

Attached as Addendum D-2 is the unaudited financial statement of LTSE Group, Inc. for the fiscal year ending 12/31/2024.

Addendum D-1

Unaudited financial statements of LTSE Services, Inc.
for the fiscal year ending 12/31/2024

LTSE Services, Inc.
Unaudited Balance Sheet
December 31, 2024
(dollars in thousands)

Assets		
Cash	$	69,536
Restricted cash		142
Interest and other receivables		119
Prepaid expenses and other		182
Right-of-use asset		166
Due from affiliate		9,430
Notes and interest receivable due from affiliate		56,080
Total assets	$	135,655
Liabilities and stockholders' equity		
Accounts payable	$	119
Accrued expenses		122
Operating lease liability		182
Stock repurchase liability		147
Due to affiliate		95
Total liabilities		665
Stockholders' equity		
Stockholders' equity		
Common stock:		
Class A common stock; $0.0001 par value; 14,474,635 shares designated, 11,337,500 shares issued and outstanding		1
Class B common stock; $0.0001 par value; 153,500,000 shares designated, 13,700,113 shares issued and outstanding		1
Preferred stock:		
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, 3,137,135 shares issued and outstanding		-
Series A-1 through A-7 convertible preferred stock; $0.0001 par value; 28,188,217 shares designated, 25,051,082 shares issued and outstanding		3
Series B convertible preferred stock; $0.0001 par value; 25,138,371 shares designated, 24,738,371 shares issued and outstanding		2
Series C convertible preferred stock; $0.0001 par value; 35,630,354 shares designated, 24,828,340 shares issued and outstanding		2
Stock repuchase liability		(177)
Note receivable for equity		(3,374)
Additional paid-in capital		195,428
Accumulated deficit		(56,896)
Total Stockholders' equity		134,990
Total liabilities and stockholder's equity	$	135,655

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Services, Inc.
Unaudited Statement of Operations
December 31, 2024
(dollars in thousands)

Revenue		
Software	$	134
Consulting services		1,087
Intercompany agreements		3,907
Total revenue		5,128
Operating expenses:		
Product costs	$	41
General and administrative		3,843
Legal		212
Employee compensation and benefits		6,847
Total operating expenses		10,943
Loss from operations	$	(5,815)
Other income:		
Interest income		3,723
Interest income from related parties		1,421
Capital gain on sale of assets		672
Total other income		5,816
Net income	$	1

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Services, Inc.
Note to Unaudited Financial Statements
December 31, 2024

Basis of Accounting

Stock-Based Compensation
The unaudited balance sheet and statement of operations of LTSE Services, Inc. (the Company) have been prepared on a modified accrual basis of accounting and do not reflect the effects of non-cash transactions in the form of stock-based compensation.

At December 31, 2024, shares outstanding related to stock-based compensation awards were 25.9 million to employees, directors and advisors of both the Company and its affiliated entities, LTSE Group, Inc. and the Long-Term Stock Exchange, Inc. The awards vest over time. Awards to the Company's employees, directors and advisors would in many cases be accounted for as equity awards in accordance with FASB Accounting Standards Codification Topic (ASC) 718, while awards to employees, directors and advisors of the affiliated entities would generally be accounted for as liability awards under ASC 718. In addition, at December 31, 2024, the Company had designated approximately 5.8 million of its shares as available for potential future awards grants.

Employees, directors and external advisors of the Company have also been granted stock-based compensation awards of its affiliate LTSE Group. At December 31, 2024, such awards outstanding were 23.8 million shares. These awards, which vest over time, would generally be accounted for as liability awards in accordance with ASC 718.

Income Taxes

The Company has operated at net losses since its inception and has accumulated tax loss carryforwards. As the tax benefit of such net operating losses is not more-likely-than-not to be realized, the Company has established a full valuation allowance against the net operating losses. Accordingly, there is no financial impact to the financial statements.

Addendum D-2

Unaudited financial statements of LTSE Group, Inc.
for the fiscal year ending 12/31/2024

LTSE Group, Inc. (Stand Alone)
Unaudited Balance Sheet
December 31, 2024
(dollars in thousands)

Assets		
Cash	$	343
Due from related party		2
Notes and interest receivable from subsidiary		54,092
Investment in subsidiary		-
Other assets		166
Total assets	$	54,603
Liabilities		
Accounts payable	$	27
Accrued expenses		12
Due to related party		239
Notes and interest payable to affiliate		56,080
Stock repurchase liability		14
Total liabilities		56,372
Stockholder's deficit		
Common stock: $0.00001 par value; 179,500,000 shares designated and 92,546,679 shares issued and outstanding at December 31, 2024		1,229
Accumulated deficit		(2,906)
Loan to Employee and stock repurchase commitment		(78)
Stock issuance costs		(14)
Total Stockholder's deficit		(1,769)
Total liabilities and stockholder's deficit	$	54,603

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Group, Inc. (Stand Alone)
Unaudited Statement of Operations
December 31, 2024
(dollars in thousands)

Expenses:		
Legal and regulatory		21
Employee compensation and benefits		441
General and administrative		346
Loss from operations		(808)
Other income (expense)		
Interest income		1,381
Interest expense		(1,421)
Total other income (expense)		(40)
Net loss	$	(848)

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Group, Inc.
Note to Unaudited Financial Statements
December 31, 2024

Basis of Accounting

Stock-Based Compensation

The unaudited balance sheet and statement of operations of LTSE Group, Inc. (the Company) have been prepared on a modified accrual basis of accounting and do not reflect the effects of non-cash transactions in the form of stock-based compensation awards.

At December 31, 2024, shares outstanding related to stock-based compensation awards were 25.9 million to employees, directors and advisors of the Company, its subsidiary Long-Term Stock Exchange, Inc. (the "Exchange"), and the Company's affiliated entity LTSE Services, Inc. The awards vest over time. Awards to the Company's and Exchange's employees, directors and advisors would in many cases be accounted for as equity awards in accordance with FASB Accounting Standards Codification Topic (ASC) 718, while awards to employees, directors and advisors of the affiliated entity would generally be accounted for as liability awards under ASC 718. In addition, at December 31, 2024, the Company had designated approximately 4.2 million of its shares as available for potential future awards grants.

Employees, directors and external advisors of the Exchange have also been granted stock-based compensation awards of its affiliate LTSE Services. At December 31, 2024, such awards outstanding were approximately 9.2 million. These awards, which vest over time, would generally be accounted for as liability awards in accordance with ASC 718.

Income Taxes

The Company has operated at net losses since its inception and has accumulated tax loss carryforwards. As the tax benefit of such net operating losses is not more-likely-than-not to be realized, the Company has established a full valuation allowance against the net operating losses. Accordingly, there is no financial impact to the financial statements.

Long-Term Stock Exchange, Inc.
Date of filing: June 26, 2025
Date as of which the information is accurate: June 26, 2025

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2024. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

Addendum I-1

Audited Financial statements of Long-Term Stock Exchange, Inc.
for the fiscal year ending 12/31/2024

FINANCIAL STATEMENTS

Long-Term Stock Exchange, Inc.
Year Ended December 31, 2024
With Report of Independent Auditors

Long-Term Stock Exchange, Inc.

Financial Statements

Year Ended December 31, 2024

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Shape the future
with confidence

Report of Independent Auditors

The Stockholder and the Board of Long-Term Stock Exchange, Inc.

Opinion

We have audited the financial statements of Long-Term Stock Exchange, Inc. (the Company), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in stockholder's deficit and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Shape the future
with confidence

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 10, 2025

Long-Term Stock Exchange, Inc.

Balance Sheet

(Dollars in Thousands, Except Par Value)

December 31, 2024

Assets	
Cash	$ 3,684
Accounts receivable	19,970
Due from related parties	95
Prepaid expenses	183
Notes receivable (net of allowance for credit losses of $896)	103
Property, plant, and equipment (net of accumulated depreciation of $686)	11
Right-of-use asset	212
Total assets	$ 24,258
Liabilities and stockholder's deficit	
Liabilities:	
Accounts payable	$ 407
Accrued expenses	6,753
Deferred revenue	310
Due to related parties	9,190
Stock-based compensation liability	136
Notes payable and interest due to parent	54,092
Operating lease liability	208
Total liabilities	71,096
Stockholder's deficit:	
Class A common stock; $0.01 par value; 1,000 shares issued and outstanding at December 31, 2024	–
Additional paid-in capital	640
Accumulated deficit	(47,478)
Total stockholder's deficit	(46,838)
Total liabilities and stockholder's deficit	$ 24,258

See accompanying notes

Long-Term Stock Exchange, Inc.

Statement of Operations
(Dollars in Thousands)

Year Ended December 31, 2024

Revenue:	
Transaction fees	$ 6,620
Tape plan revenue	18,181
Connectivity fees	1,353
Other revenue	792
Regulatory fees	4,188
Total revenue	31,134
Cost of revenue:	
Transaction rebates	5,821
Cost of connectivity	715
Regulatory expenses	4,188
Total cost of revenue	10,724
Gross profit	20,410
Operating expenses:	
General and administrative	7,475
Employee compensation and benefits	7,494
Legal and regulatory	1,330
Managed services	1,980
Total operating expenses	18,279
Income from operations	2,131
Other income (expenses):	
Provision for credit losses	95
Interest expense	(1,392)
Total other expenses	(1,297)
Income before provision for income taxes	834
Provision for income taxes	17
Net income	$ 817

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Changes in Stockholder's Deficit
(Dollars in Thousands)

Year Ended December 31, 2024

	Common Stock Shares	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2024	1,000	$ 591	$ (48,295)	$ (47,704)
Stock-based compensation	–	49	–	49
Net income	–	–	817	817
Balance, December 31, 2024	1,000	$ 640	$ (47,478)	$ (46,838)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Cash Flows
(Dollars in Thousands)

	Year Ended December 31, 2024
Operating activities	
Net income	$ 817
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization expense	39
Stock-based compensation	82
Credit loss recovery	(103)
Changes in operating assets and liabilities:	
Accounts receivable	(19,561)
Prepaid expenses	(74)
Accounts payable	177
Accrued expenses	6,319
Deferred revenue	(400)
Due to related parties	3,936
Accrued interest on notes payable to Parent	1,381
Operating lease liability	(41)
Net cash used in operating activities	(7,428)
Financing activities	
Proceeds from note payable to Parent	10,150
Net cash provided by financing activities	10,150
Net increase in cash and cash equivalents	2,722
Cash and cash equivalents, beginning of year	962
Cash and cash equivalents, end of year	$ 3,684
Supplemental disclosures of noncash operating activities:	
Obtained operating lease right-of-use assets by incurring operating lease liabilities	$ 249

See accompanying notes.

1. Nature of Operations

Long-Term Stock Exchange, Inc. (the Company) was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc. (the Parent). Both entities are affiliated with LTSE Services, Inc. (the Affiliate), which was formerly LTSE Holdings, Inc. On May 10, 2019, the Securities and Exchange Commission (SEC) approved the Company's application to operate a new national securities exchange (the Exchange) in the United States of America. The Exchange commenced operations in the third quarter of 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, based upon accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through an intercompany debt arrangement, as needed.

Related-Party Transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2024, cash and cash equivalents consist of cash deposited with two financial institutions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash. The Company maintained its cash with two financial institutions and such amounts exceeded federally insured limits. At December 31, 2024, the Company had a cash balance of $3,684 with two financial institutions. The Company has not experienced any losses on its cash.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations and dependence on key personnel. There can be no assurance that the Company's products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represent transaction fees, tape plan revenue, listing fees, market data fees, and connectivity fees.

The determination of the amount of any allowance for credit losses is based on the amount of credit extended, estimated credit worthiness of the counterparty assumed by management, and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a case-by-case basis. The Company continually monitors these estimates over the life of the receivable. The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2024.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Depreciation of property and equipment is calculated using the straight-line method over the following estimated useful lives:

Property and equipment	5 years
Computer equipment	3 years

Leases

The Company determines if an arrangement contains a lease at inception. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments. Lease ROU assets and liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The Company's lease agreements may not provide an implicit rate. As a result, the Company will use an implied incremental borrowing rate based on its estimated credit rating and other available market information at lease commencement.

The lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option.

The Company's lease arrangements may contain lease and non-lease components. Non-lease components have been excluded from the Company's calculations of its ROU assets and lease liabilities. ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable. No such impairment was recognized during the year ended December 31, 2024.

Revenue Recognition

Substantially all revenue presented on the statement of operations is considered to be revenue from contracts with customers. The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized as the Company satisfies its performance obligations. The Company's significant revenue streams are described below.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Transaction Fees and Rebates – Transaction fees and rebates represent fees charged (or rebated) to members for meeting the point-in-time performance obligation of adding or removing liquidity that is ultimately executed on the Exchange. These fees and rebates can be variable based on liquidity classification. Fees and rebates are calculated and billed monthly in accordance with the Exchange's published fee schedules and the prevailing client fee or rebate achieved.

Membership Fees – For the year ended December 31, 2024, the Company recorded $329 of revenue related to Member Fees, which is included in the other revenue line item on the statement of operations. Member Fees revenue represents revenue received from member firms of the Exchange. Pursuant to Exchange Rule 15.200, fees of $10 per member firm are assessed and collected annually upfront. Revenue is recognized over the period of the contract, typically monthly, as the service is provided. At December 31, 2024, deferred revenue related to Member Fees was $310.

Market Data – Market data fees include fees from direct subscribers to the Exchange's proprietary market data feeds. Proprietary market data fees are charged to subscribers monthly in accordance with the Exchange's published fee schedules. Market data revenue is recognized over time throughout each month as the Exchange provides the data to satisfy its performance obligation. For the year ended December 31, 2024, the Company recorded $62 of revenue related to market data fees, which is included in the other revenue line item on the statement of operations.

Connectivity Fees – Connectivity fees are charged to customers and members for their connections to the Exchange, which include both physical connections and application sessions, otherwise known as logical ports. Connectivity fees are billed monthly in accordance with the Exchange's published fee schedules and recognized over time throughout each month as the Exchange provides the connectivity to satisfy its performance obligation.

Listing Fees – For the year ended December 31, 2024, the Company recorded $400 of revenue from Listing Fees, earned from two listed customers, which is included in the other revenue line item on the statement of operations. Listing Fees revenue is earned by the Company for providing listing services to companies listed on the Exchange. Pursuant to Exchange Rule 14.601, the Company charges an initial listing fee at the time of listing, and an annual fee for each year of continued listing based on the market capitalization of the listed company. All listing fees are billed upfront, and the performance obligations are satisfied over time, typically ratably over the contract period, as the customer receives and consumes the benefit provided by the Company.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Tape Plan Revenue – As of December 31, 2024, the Company recorded $18,181 of revenue from Tape Plans. Tape Plan revenue represents revenue received from the U.S. market data plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA). The U.S. market data plans oversee the collection, consolidation, and dissemination of real-time trade and quote information. Fees from the U.S. market data plans are collected by plan administrators monthly based on published fee schedules and distributed quarterly to the Plan Participants, principally the U.S. exchanges. The Company recognizes revenue in the period corresponding to the trade and quote activity to which the revenue relates, fulfilling it's performance obligation of providing continuous access to its market data to the UTP and CTA.

Regulatory Fees – For the year ended December 31, 2024, the Company recorded $4,188 of revenue from regulatory fees. Regulatory Transaction Fees represent Section 31 fees. Section 31 of the Securities Exchange Act of 1934 requires that the Exchange pay the Securities and Exchange Commission (SEC) a semiannual fee based on the aggregate dollar amount of certain sales of securities executed on the Exchange. Pursuant to Exchange Rule 15.110, and consistent with industry practice, the Regulatory Transaction Fees are collected from members based on rates set by the SEC. The Company records Regulatory Transaction Fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC. Regulatory fees are collected from members to cover the Section 31 fees charged by the SEC for meeting the point-in-time performance obligation of executing a trade on the Exchange. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded as gross.

The accounts receivable balance as of January 1, 2024 and December 31, 2024, was $409 and $19,970, respectively. There were no contract assets or liabilities as of January 1, 2024 and December 31, 2024.

Stock-Based Compensation

Stock-based compensation expense attributable to equity-classified options granted to employees and non-employees is measured at the grant date based on the fair value of the award. For employee awards, the expense is recognized on a straight-line basis over the requisite service period, which is generally the period from the accounting grant date to the end of the vesting period.

2. Summary of Significant Accounting Policies (continued)

Liability-classified awards are measured at the date of grant and must be remeasured at each reporting period until settlement. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the liability-classified awards each reporting period. Ultimately, the share-based compensation expense recognized for a liability- classified award equals the amount for which the award is settled (e.g., the cash paid to settle an award, or the value of the instruments transferred to the grantee to settle the award).

The Company estimates the fair-value based measure of each stock option grant on the grant date using the Black-Scholes-Merton option-pricing model (the BSM Model) which requires various inputs, including the exercise price of the option, expected life of the option, risk-free interest rate, dividend rate, future volatility of the price of the Company's common shares and current price of the underlying share.

The basis for the assumptions underlying the Company's fair value estimate used within the BSM Model are as follows:

Expected Volatility—To determine the volatility for use in the BSM Model, the lookback equity volatility was calculated over the time to liquidity. Consideration was also given to the effect of leverage in the guideline companies and the Company's capital structure. The comparable company equity volatilities were delivered to derive asset (firm) volatilities for the selected guideline companies. The asset volatility was selected in consideration of the Company's relative size and risk relative to the comparable companies, and the equity volatility was estimated by releveling the asset volatility using the Company's long-term capital structure.

Expected Term—The expected term of the Company's options represents the period that the share-based awards are expected to be outstanding. For awards subject to service-based vesting conditions, the Company calculated the term using the Simplified Method provided by Staff Accounting Bulletin ("SAB") 107, Share- Based Payments.

Risk-Free Interest Rate—The risk-free interest rate used is based on the continuously compounded implied yield in effect at the time of the option grant currently available on U.S. Treasury zero-coupon issues, with a remaining term equal or similar to the expected term of the option.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

2. Summary of Significant Accounting Policies (continued)

The Company has primarily granted stock options at exercise prices equal to the fair value as determined by Management, on the date of grant. Given the absence of a public trading market for the Parent's and/or the Affiliate's common stock, Management exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the common stock, including, the Group's and/or the Affiliate's financial and operating history, equity market conditions affecting comparable public companies, financing investment rounds, and the lack of marketability of the Company's common stock. In addition, Management also considered valuations of the Parent's and/or the Affiliate's common stock prepared by a nonrelated third-party valuation firm in accordance with the guidance provided by the *American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

Income Taxes

The Company accounts for income taxes under the liability method; under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

The Company utilizes a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

On December 14, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which amends the guidance in ASC 740, Income Taxes. The ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU's amendments are effective for public business entities for annual periods beginning after December 15, 2024. Entities are permitted to early adopt the standard "for annual financial statements that have not yet been issued or made available for

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

issuance." Adoption is either prospectively or retrospectively, the Company will adopt this ASU on a prospective basis. The Company is currently evaluating the impact of the ASU.

Subsequent Events

Management of the Company has evaluated events and transactions subsequent to December 31, 2024, for potential recognition or disclosure in the financial statements. Other than what has been disclosed within these Notes to the Financial statements, the Company did not have subsequent events that required recognition or disclosure in the financial statements for the year ended December 31, 2024. Subsequent events have been evaluated through June 10, 2025, the date the financial statements became available to be issued.

3. Revenue

The following summarizes 2024 annual revenue by recognition pattern:

	Point in Time	Over Time
Revenue		
Transaction fees	$ 6,620	$ –
Listing fees	–	400
Tape plan revenue	–	18,181
Regulatory fees	4,188	–
Market data fees	–	63
Connectivity fees	–	1,353
Member fees	–	329
Total revenue	10,808	20,326
Cost of revenue		
Regulatory fees	4,188	–
Cost of connectivity	–	715
Transaction rebates	5,821	–
Total cost of revenue	10,009	715
Gross profit	$ 799	$ 19,611

During the year ended December 31, 2024, three trading members accounted for 59% of the Company's transaction fee revenues and one trading member accounted for 87% of the Company's transaction fee rebates.

(Dollars in Thousands)

4. Notes Receivable

Consolidated Audit Trail LLC (the "CAT") was formed in response to SEC Rule 613 which requires the Self- Regulatory Organizations to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets.

As of December 31, 2024 the Company provided non-interest-bearing notes receivable to Consolidated Audit Trail LLC (the "CAT Notes") of $999. Due to the uncertainty concerning the ultimate repayment of the CAT Notes, the Company currently expects credit losses. Prior to January 1, 2024, the Company recorded an allowance for credit losses for the full balance of the CAT Notes. During the year ended December 31, 2024, the CAT indicated that certain CAT Notes dated prior to January 1, 2022 would be 52% recoverable, these notes are approximately $197 of the total CAT Notes balance. Management believes this plan is likely to be implemented and has adjusted the allowance for credit losses accordingly:

	Balance, January 1, 2024	**Provision for credit losses**	**Balance, December 31, 2024**
Allowance for credit losses	$ 991	$ (95)	$ 896

5. Property and Equipment

Property and equipment consisted of the following:

Computer equipment	$ 696
Accumulated depreciation	(685)
	$ 11

The Company recorded depreciation expense of $3 for the year ended December 31, 2024.

(Dollars in Thousands)

6. Leases

Operating leases – The Company has determined that its colocation arrangement with a vendor contains an operating lease. The Company's lease costs for the year ended December 31, 2024, was $48. Non-lease components of the contract are expensed as incurred.

The remaining lease term and discount rate related to the lease contained within the colocation agreement is 2.5 years and 9.5%, respectively, as of December 31, 2024.

The following provides supplemental balance sheet information related to the Company's operating leases at December 31, 2024:

	Operating Leases
Assets:	
Right-of-use asset	$ 212
Liabilities:	
Current operating lease liability	$ 77
Noncurrent operating lease liability	131
Total operating lease liability	$ 208

As of December 31, 2024, future repayments of lease liabilities were as follows:

	Operating Leases
2025	$ 93
2026	93
2027	47
2028	–
2029	–
Thereafter	–
Total lease payments	233
Less imputed interest	25
Total	$ 208

(Dollars in Thousands)

7. Related-Party Transactions

Statement of Operations

The Company recorded the following transactions involving related parties on the statement of operations for the year ended December 31, 2024:

Statement of operations		
Interest expense – Parent	$	1,381
Stock-based compensation expense – Parent		49
Stock-based compensation expense – Affiliate		33
Administrative services expense – Affiliate		3,960

Interest expense relates to the notes payable to the Parent. See Note 8.

Stock-based compensation expense – Parent relates to options to purchase the Parent's common stock issued to employees of the Company under the Parent's equity incentive plan. Stock-based compensation expense – Affiliate relates to options to purchase the Affiliate's common stock issued to employees of the Company under the Affiliate's equity incentive plan. Both amounts are included in the statement of operations as employee compensation and benefits expense.

Administrative services expense represent fees the Company pays to the Affiliate entity for administrative, technology, and sales and marketing services, and are included in the statement of operations in the general and administrative expenses line item.

Balance Sheet

Accruals on the balance sheet due to related parties as of December 31, 2024, consisted of the following:

Notes payable and interest due to Parent	$	54,092
Due to Affiliate		9,190
Due from Affiliate		95

See Note 8 for more information regarding the notes payable due to Parent. The amount due to Affiliate represents unpaid management fees for operational services rendered to the Company.

(Dollars in Thousands)

8. Notes Payable

The Parent has entered into multiple promissory note agreements with the Affiliate, allowing the Company to draw funds from the Affiliate through the Parent. All draws bear interest at an annual rate of 3%. Accrued and unpaid interest and principal is due three years subsequent to the inception of the notes, unless the promissory note is extended.

The following table details the promissory notes outstanding as of December 31, 2024:

Notes	Maturity Date	Interest Rate	Funds Received by the Company[1]	Face Value
May 2019 Notes	5/17/25	3%	$ 5,000	$ 5,000
Jul 2020 Notes	7/31/26	3%	2,190	2,500
Dec 2020 Notes	12/23/26	3%	4,850	5,000
Sep 2021 Notes	9/1/27	3%	4,500	5,000
Mar 2022 Notes	3/29/25	3%	5,000	5,000
Oct 2022 Notes	10/19/25	3%	5,000	5,000
Mar 2023 Notes	3/13/26	3%	5,000	5,000
Jul 2023 Notes	7/25/26	3%	4,850	5,000
Oct 2023 Notes	10/25/26	3%	5,000	5,000
Feb 2024 Notes	2/13/27	3%	4,900	5,000
Jul 2024 Notes	7/10/27	3%	4,400	5,000
Total			$ 50,690	$ 52,500

(1) From time-to-time the Parent may retain funds received from the Affiliate to fund payroll expenses and general expenses.

(Dollars in Thousands)

8. Notes Payable (continued)

Debt maturities by year were as follows at December 31, 2024:

Year Ending December 31		Notes Payable Maturing
2025	$	15,000
2026		21,890
2027		13,800
Total	$	50,690

Subsequent to December 31, 2024, the Company repaid the March 2022 Notes including accrued interest in February 2025.

As of December 31, 2024, total accrued (calculated based on Funds Received by the Company in the table above) and unpaid interest was $3,402, and is included in Notes payable and interest due to parent on the balance sheet.

9. Stockholder's Deficit

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

10. Stock-Based Compensation

Employees, directors and external advisors of the Company are issued options to purchase common stock in the Parent and Affiliate entities, and the Company records corresponding stock-based compensation expense over the options' expected terms.

Parent Entity Employee Stock-Based Compensation

In 2019, the Parent entity established the 2019 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Parent's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including:

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

(i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; and (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock).

Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four- to ten- year period and are subject to the risk of forfeiture until vested as a function of continued employment or service to the Company. The options are accounted for as equity awards in accordance with ASC 718, *Compensation – Stock Compensation*. The associated expense has been recorded within the accompanying statement of operations as employee compensation and benefits and as an increase to additional paid-in capital.

The following is a summary of the option activity for the year ending December 31, 2024:

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	8,734,790	$ 0.04	9.20	$ –
Granted	1,217,300	0.01	–	–
Granted under options repricing[(1)]	7,231,581	0.01	–	–
Exercised	–	–	–	–
Forfeited	(734,004)	0.04	–	–
Canceled under options repricing[(1)]	(7,231,581)	0.04	–	–
Expired	(72,349)	0.05	–	–
Outstanding as of December 31, 2024	9,145,737	$ 0.01	8.12	$ 533
Options vested as of December 31, 2024	2,717,742	$ 0.01	7.14	$ 155

[(1)] In December 2024, the Parent's Board of Directors approved a one-time repricing of the stock options (the "December 2024 Option Repricing") from a weighted average exercise price $0.04 per share to an exercise price of $0.01 per share for a total outstanding options of 7,231,581. See *December 2024 Group Option Repricing* as defined and described below.

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

Stock-based compensation expense related to options in the Parent entity for the year ended December 31, 2024, was $14 and, as of December 31, 2024, unamortized stock-based compensation totaled $117 with a weighted-average remaining life of 7.85 years.

The weighted-average grant date fair value per share of options issued in the year ended December 31, 2024, was $0.06.

During the year ended December 31 2024, the key inputs and assumptions used in the BSM Model were as follows:

Weighted average expected term (years)	6.82
Weighted average expected volatility	27.3%
Risk-free interest rate	4.1%–4.5%
Dividend yield	0.00%

December 2024 Group Option Repricing

On December 2, 2024, the Board of Directors approved a one-time repricing of stock options with a weighted average exercise price of $0.04 per share to an exercise price of $0.01 per share (the "December 2024 Group Option Repricing"). As a result of the December 2024 Group Option Repricing, 7,231,581 stock options held by 21 grantees were re-priced to a per share exercise price of $0.01. The December 2024 Group Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. $128 of total incremental stock-based compensation resulted from the modification. As of December 31, 2024, the Company recognized $35 of stock-based compensation expense. The unrecognized stock-based compensation expense from the modification was approximately $93, expected to be recognized over a weighted average period of approximately 8.35 years.

10. Stock-Based Compensation (continued)

Affiliate Entity Employee Stock-Based Compensation

In 2016, the Affiliate entity established the 2016 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Affiliate's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including: (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock).

Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period and are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. The options are accounted for as liability instruments in accordance with ASC 718. The expense associated with the options has been recorded within the accompanying statement of operations as employee compensation and benefits. The Company remeasures the fair value of the options at each reporting period and the balance is recorded as a liability to recognize the potential obligation of the Company to the option grantees. It is the Company's expectation, however, that these awards will be settled through the issuance of common shares in the Affiliate.

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

The following is a summary of the option activity for the year ending December 31, 2024:

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	8,446,468	$ 1.15	9.02	$ 23
Granted	1,217,300	0.21	–	–
Granted under options repricing[1]	6,900,811	0.21	–	–
Exercised	–	–	–	–
Forfeited	(428,452)	1.44	–	–
Canceled under options repricing[1]	(6,900,811)	1.24	–	–
Expired	(72,349)	1.33	–	–
Outstanding as of December 31, 2024	9,162,967	$ 0.24	7.97	$ 22
Options vested as of December 31, 2024	2,719,588	$ 0.29	6.63	$ 22

[1] In December 2024, the Affiliate's Board of Directors approved a one-time repricing of the stock options (the "December 2024 Services Option Repricing") from a weighted average exercise price $1.24 per share to an exercise price of $0.21 per share for a total outstanding options of 6,900,811. See *December 2024 Services Option Repricing* as defined and described below.

The fair value at the reporting period, December 31, 2024, was $0.09.

Stock-based compensation related to options in the Affiliate entity for the years ended December 31, 2024 was $33. As of December 31, 2024, unamortized stock-based compensation totaled $527 with a weighted-average remaining life of 7.87 years.

The assumptions used under the Black-Scholes-Merton option-pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Weighted average expected term (years)	6.77
Weighted average expected volatility	35%
Risk-free interest rate	4.4%–4.5%
Dividend yield	0.00%

(Dollars in Thousands)

10. Stock-Based Compensation (continued)

December 2024 Services Option Repricing

On December 2, 2024, the Board of Directors approved a one-time repricing of stock options with a weighted average exercise price of $1.24 per share to an exercise price of $0.21 per share (the "December 2024 Services Option Repricing"). As a result of the December 2024 Services Option Repricing, 6,900,811 stock options held by 21 grantees were re-priced to a per share exercise price of $0.21. The December 2024 Services Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. $0.5 of total incremental stock-based compensation resulted from the modification for the one equity-classified award that was repriced under the plan.

11. Income Tax

The Company recorded $15 and $2 of current income tax expense for the year ended December 31, 2024, for federal or state tax purposes, respectively. The effective tax rate was 2% in 2024, which differs from the current federal statutory rate of 21% due to the valuation allowance.

(Dollars in Thousands)

11. Income Tax (continued)

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes are as follows:

Deferred tax assets		
Net operating losses and credit carryovers	$	8,987
Capitalized research and development		172
Organization and startup costs		636
Research and other credits		294
Reserves and accruals		800
Lease liability		44
Fixed assets and other		8
Total deferred		10,941
Valuation allowance		(10,895)
Total deferred tax assets		46
Deferred tax liabilities		
Right-of-use asset		46
Net deferred tax assets	$	–

At December 31, 2024, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $41,000 and $5,000, respectively, available to reduce future income subject to income taxes. While the federal net operating loss carryforwards do not expire, state net operating loss carryforwards will begin to expire in 2040. A full valuation allowance has been established against the net operating loss carryforwards, as the Company has determined that it is not more-likely-than-not that it will realize the benefits from future pretax earnings or the reversal of deferred tax liabilities.

The Company, within its combined tax filing with its Parent, files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With exceptions for a few state and local jurisdictions, the Company is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years ended prior to December 31, 2018. The Company has not identified any uncertain tax positions.

12. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently party to any legal proceeding the outcome of which, if determined adversely to the Company, would individually or in the aggregate, have a material adverse effect on its business, financial condition, or cash flows.